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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 4 June 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

"For the information of your local market, please find following an Appendix 3B to the Listing Rules of the Australian Stock Exchange filed with that Exchange following the issue of new securities in BHP Billiton Limited under various employee incentive share schemes during the period 1 November 2002 to 30 April 2003. K J Wood Secretary."

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity
BHP BILLITON LIMITED

ACN, ARBN or ARSN
004 028 077

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).
1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,978,692

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Not applicable

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

  the date from which they do
  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

The additional securities rank equally in all respects with existing quoted securities from the date of allotment or, in the case of Executive Share Scheme shares, from the date of payment of the final call amount.

5	Issue price or consideration
  Executive Share Scheme:

  40,000 @ $ 8.49 a share paid to one dollar thirty-six cents.

  30,000 @ $ 9.62 a share paid to one dollar thirty-six cents.

  20,000 @ $12.12 a share paid to one dollar forty cents.

  40,000 @ $16.87 a share paid to one dollar thirty-six cents.

  24,543 @ nominal value
  Employee Share Plan:

95,000 @ $18.00 a share

1,389,844 @ $17.08 a share

113,500 @ $17.09 a share

74,500 @ $17.09 a share

300,986 @ $ 8.29 a share

162,648 @ $ 8.30 a share

19,500 @ $13.30 a share

75,000 @ $13.31 a share

10,000 @ $13.01 a share

691,500 @ $14.29 a share

5,000 @ $15.62 a share

180,000 @ $14.30 a share

25,000 @ $14.30 a share

29,500 @ $14.12 a share

92,150 @ $14.13 a share

1,729,100 @ $14.30 a share

1,000 @ $14.13 a share

4,829,921 @ nominal value

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
  The purpose and terms of issue in respect of the Executive Share Scheme are contained in the Explanatory Booklet (previously forwarded). Includes issue of bonus shares in order to compensate partly paid shareholders for loss suffered due to an anomaly in relation to the treatment of the Executive Shares under the BHP Steel Demerger.
  Allotment of 4,994,228 shares issued as a result of exercised options to shareholders participating in the Company's Employee Share Plan in accordance with the terms and conditions of the Plan.
  Allotment of 4,829,921 shares issued as a result of exercised options in consideration of the July 2001 BHP Billiton DLC Merger 1.0651 for 1 Bonus Issue to shareholders participating in the Company's Employee Share Plan & Executive Share Scheme.
  Employee Share Plan: The purpose and terms of issue in respect of the Employee Share Plan are contained in the Explanatory Booklet (previously forwarded).

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Executive Share Scheme: 21 January 2003 to 3 April 2003. Employee Share Plan Options: 1 November 2002 to 30 April 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	3,746,966,809	Ordinary shares fully paid

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	25,481,988 240,000 1,155,000 6,120,682 11,451,354	Employee Share Plan Options Ordinary shares paid to $1.40 Ordinary shares paid to $1.36 Performance Share Plan Performance Rights Group Incentive Scheme Performance Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The additional securities will participate fully in future dividends

Part 2 - Bonus issue or pro rata issue
11	Is security holder approval required?	Not Applicable

12	Is the issue renounceable or non-renounceable?	Not Applicable

13	Ratio in which the +securities will be offered	Not Applicable

14	+Class of +securities to which the offer relates	Not Applicable

15	+Record date to determine entitlements	Not Applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not Applicable

17	Policy for deciding entitlements in relation to fractions	Not Applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not Applicable

19	Closing date for receipt of acceptances or renunciations	Not Applicable

20	Names of any underwriters	Not Applicable

21	Amount of any underwriting fee or commission	Not Applicable

22	Names of any brokers to the issue	Not Applicable

23	Fee or commission payable to the broker to the issue	Not Applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not Applicable

25	If the issue is contingent on +security holders' approval, the date of the meeting	Not Applicable

26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	Not Applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not Applicable

28	Date rights trading will begin (if applicable)	Not Applicable

29	Date rights trading will end (if applicable)	Not Applicable

30	How do +security holders sell their entitlements in full through a broker?	Not Applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not Applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not Applicable

33	+Despatch date	Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities
34	Type of securities (tick one)
(a) X Securities described in Part 1

(b)

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)
Tick to indicate you are providing the information or documents

35	N/A	The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	N/A	A distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	N/A	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)
38	Number of securities for which +quotation is sought	Not Applicable

39	Class of +securities for which quotation is sought	Not Applicable

40

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

  the date from which they do
  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Not Applicable

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not Applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not Applicable

(now go to 43)

All entities

Fees
43	Payment method (tick one)
Cheque attached

Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.
X To be invoiced

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. . Date: .......4/6/2003.....................

(~~Director~~/Deputy Company Secretary)

Print name: R V Taylor

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 4 June 2003